Exhibit 99.3
HESAI GROUP

HESAI GROUP
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2025
(Amounts in thousands, except share and per share data and otherwise noted)
	As of December 31, 2024	As of June 30, 2025
	RMB (audited)	RMB (unaudited)	US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	2,838,966	2,734,345	381,700
Restricted cash	3,594	4,079	569
Short-term investments	362,195	110,514	15,427
Notes receivable	22,341	33,020	4,609
Accounts receivable, net (net of allowance of RMB54,972 and RMB59,213 as of December 31, 2024 and June 30, 2025, respectively)	765,027	1,057,372	147,603
Contract assets, net (net of allowance of RMB9,901 and RMB9,901 as of December 31, 2024 and June 30, 2025, respectively)	9,909	9,909	1,383
Amounts due from related parties	5,039	—	—
Inventories	482,137	599,252	83,652
Prepayments and other current assets, net	193,448	273,777	38,218
Total current assets	4,682,656	4,822,268	673,161
Property and equipment, net	944,218	1,014,431	141,609
Intangible assets, net	76,554	89,844	12,542
Land-use rights, net	39,879	39,447	5,507
Long-term investments	31,798	131,776	18,395
Operating lease right-of-use assets	114,260	92,580	12,924
Other non-current assets	100,246	71,739	10,014
Total non-current assets	1,306,955	1,439,817	200,991
TOTAL ASSETS	5,989,611	6,262,085	874,152
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	345,253	478,230	66,758
Notes payable	10,096	120,498	16,821
Accounts payable	345,011	461,879	64,476
Contract liabilities	32,994	31,669	4,421
Amounts due to related parties	335,253	—	—
Accrued warranty liability	43,607	57,605	8,041
Accrued expenses and other current liabilities	516,726	365,951	51,084
Total current liabilities	1,628,940	1,515,832	211,601
Operating lease liabilities	98,370	77,313	10,792
Long-term borrowings	269,438	273,435	38,170
Other non-current liabilities	61,132	40,271	5,622
Total non-current liabilities	428,940	391,019	54,584
TOTAL LIABILITIES	2,057,880	1,906,851	266,185
Commitments and contingencies (Note 16)
Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value, 50,000,000 shares authorized, 30,015,905 and 26,998,861 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	19	17	2
Class B Ordinary shares (US$0.0001 par value, 900,000,000 shares authorized, 101,143,806 and 106,660,850 shares issued, 101,143,806 and 105,877,327 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)	70	73	11
Additional paid-in capital	7,577,113	7,651,112	1,068,054
Subscription receivables	(292,721)	—	—
Accumulated other comprehensive income	56,975	87,220	12,175
Accumulated deficit	(3,409,725)	(3,383,188)	(472,275)
Total Shareholders’ equity	3,931,731	4,355,234	607,967
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,989,611	6,262,085	874,152

HESAI GROUP
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
AND COMPREHENSIVE (LOSS) INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Amounts in thousands, except share and per share data and otherwise noted)
	Six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)	US$ (Note 2)
Net revenues	817,982	1,231,690	171,937
Cost of revenues	(471,934)	(711,977)	(99,388)
Gross Profit	346,048	519,713	72,549
Operating expenses:
Sales and marketing expenses	(97,709)	(92,857)	(12,962)
General and administrative expenses	(134,913)	(117,807)	(16,445)
Research and development expenses	(393,011)	(382,525)	(53,398)
Other operating income, net	45,354	62,880	8,778
Total operating expenses	(580,279)	(530,309)	(74,027)
Loss from operations	(234,231)	(10,596)	(1,478)
Interest income	56,392	41,488	5,792
Interest expenses	(5,620)	(11,552)	(1,613)
Foreign exchange gain, net	5,038	7,960	1,111
Other loss, net	71	(713)	(100)
Net (loss) income before income tax and share of loss in equity method investments	(178,350)	26,587	3,712
Income tax expenses	(615)	(27)	(4)
Share of loss in equity method investment	(19)	(23)	(3)
Net (loss) income attributable to ordinary shareholders of the Company	(178,984)	26,537	3,705
(Losses) Earnings per share:
Basic	(1.40)	0.20	0.03
Diluted	(1.40)	0.19	0.03
Weighted average shares used in computation:
Basic	128,208,174	131,937,885	131,937,885
Diluted	128,208,174	138,952,264	138,952,264
Net (loss) income	(178,984)	26,537	3,705
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	6,021	30,245	4,222
Comprehensive (loss) income, net of tax of nil	(172,963)	56,782	7,927

HESAI GROUP
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Amounts in thousands, except share and per share data and otherwise noted)
	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Subscription receivables	Accumulated deficit	Accumulated other comprehensive income	Total Shareholders’ equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	30,033,379	19	96,995,110	67	7,423,862	(292,721)	(3,307,349)	38,440	3,862,318
Net loss	—	—	—	—	—	—	(178,984)	—	(178,984)
Foreign currency translation	—	—	—	—	—	—	—	6,021	6,021
Share-based compensation	—	—	—	—	65,962	—	—	—	65,962
Issuance of ordinary shares upon the exercise of share options and vesting of restricted share units	—	—	2,729,425	2	17,379	—	—	—	17,381
Balance as of June 30, 2024 (unaudited)	30,033,379	19	99,724,535	69	7,507,203	(292,721)	(3,486,333)	44,461	3,772,698
Balance as of December 31, 2024	30,015,905	19	101,143,806	70	7,577,113	(292,721)	(3,409,725)	56,975	3,931,731
Net income	—	—	—	—	—	—	26,537	—	26,537
Foreign currency translation	—	—	—	—	—	—	—	30,245	30,245
Share-based compensation	—	—	—	—	55,384	—	—	—	55,384
Issuance of ordinary shares upon the exercise of share options and vesting of restricted share units	—	—	1,716,477	1	18,615	—	—	—	18,616
Conversion of Class A Ordinary shares into Class B Ordinary shares	(3,017,044)	(2)	3,017,044	2	—	—	—	—	—
Settlement of subscription receivables in connection the 2021 reorganization	—	—	—	—	—	292,721	—	—	292,721
Balance as of June 30, 2025 (unaudited)	26,998,861	17	105,877,327	73	7,651,112	—	(3,383,188)	87,220	4,355,234

HESAI GROUP
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Amounts in thousands, except share and per share data and otherwise noted)
	Six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)	US$ (Note 2)
Cash flows from operating activities:
Net (loss) income	(178,984)	26,537	3,705
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	61,419	77,477	10,815
Share-based compensation	66,294	55,384	7,731
Provision for allowance for credit loss	823	7,862	1,097
Loss from disposal of property and equipment	8,729	1,466	205
Fair value change of short-term investments	1,240	(319)	(45)
Share of loss in equity method investee	19	23	3
Foreign exchange (gain) loss, net	(994)	806	113
Non-cash lease expenses	24,797	9,206	1,285
Inventory write-down	25,900	18,333	2,559
Changes in operating assets and liabilities:
Notes receivable	(4,250)	(10,679)	(1,491)
Accounts receivable	(174,091)	(301,382)	(42,071)
Inventories	(207,435)	(141,694)	(19,780)
Prepayments and other current assets	(34,334)	(74,571)	(10,410)
Amounts due from related parties	—	5,039	703
Other non-current assets	—	(1,738)	(243)
Amounts due to related parties	—	(8,997)	(1,256)
Contract liabilities	(35,490)	(1,323)	(185)
Accounts payable	91,225	116,876	16,315
Notes payable	20,924	110,402	15,412
Accrued expenses and other current liabilities	(22,060)	(125,547)	(17,526)
Operating leases liabilities	(11,324)	(7,733)	(1,079)
Other non-current liabilities	(5,770)	(20,860)	(2,912)
Net cash used in operating activities	(373,362)	(265,432)	(37,055)
Cash flows from investing activities:
Purchases of short-term investments	(3,185,144)	(180,000)	(25,127)
Maturity of short-term investments	4,263,392	432,000	60,304
Purchases of property and equipment	(135,906)	(114,874)	(16,036)
Purchases of intangible assets	(2,982)	(17,744)	(2,477)
Purchases of equity securities	—	(100,000)	(13,959)
Net cash provided by investing activities	939,360	19,382	2,705

HESAI GROUP
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Amounts in thousands, except share and per share data and otherwise noted)
	Six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)	US$ (Note 2)
Cash flows from financing activities:
Cash distribution to former shareholders of Shanghai Hesai in connection with the 2021 Reorganization	—	(292,721)	(40,862)
Cash contribution from shareholders in connection with the 2021 Reorganization	—	292,721	40,862
Proceeds from long-term borrowings	56,632	64,216	8,964
Repayment of long-term borrowings	(8,077)	(58,225)	(8,128)
Proceeds from short-term borrowings	168,263	311,777	43,522
Repayment of short-term borrowings	(111,682)	(180,794)	(25,238)
Payment of offering costs	—	(12,242)	(1,709)
Proceeds from issuance of ordinary shares upon the exercise of share options	12,951	18,217	2,543
Net cash provided by financing activities	118,087	142,949	19,954
Net increase (decrease) in cash and cash equivalents	684,085	(103,101)	(14,396)
Cash, cash equivalents and restricted cash, beginning of the period	1,558,124	2,842,560	396,806
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,985	(1,035)	(141)
Cash, cash equivalents and restricted cash, end of the period	2,244,194	2,738,424	382,269
Cash paid during the period for:
Income taxes	—	425	59
Interest (net of capitalized amount of RMB756 and RMB651 for the six months ended June 30, 2024 and 2025, respectively)	5,537	11,668	1,629
Supplemental disclosure of non-cash investing and financing activities:
Accrued purchases of property and equipment	163,304	118,185	16,498
Accrued offering cost	—	11,281	1,575
Decrease in lease liabilities due to partial termination of lease contact	—	28,787	4,019
Increase in right-of-use assets in exchange for leases liabilities	—	16,324	2,279
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:
	As of June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)	US$ (Note 2)
Cash and cash equivalents	2,240,631	2,734,345	381,700
Restricted cash	3,563	4,079	569
Cash, cash equivalents and restricted cash	2,244,194	2,738,424	382,269

1.   ORGANIZATION AND NATURE OF OPERATIONS
Hesai Group (the “Company”) was incorporated under the laws of the Cayman Islands on April 21, 2021. The Company, together with its subsidiaries (collectively, the “Group”) is primarily engaged in the development, manufacture and sales of 3-dimensional light detection and ranging solutions, or LiDAR.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission, regarding interim financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operation results. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s consolidated financial statements as of and for the year ended December 31, 2024. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.
Basis of consolidation
The financial statements presented herein represent the condensed consolidated financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.
Use of estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s condensed consolidated financial statements mainly include the estimated project progress towards certain services revenue, warranty reserves, incremental borrowing rate of lease liabilities, inventory write-down, allowance for credit losses, the useful lives and impairment of property and equipment, right-of-use assets, intangible assets and land-use rights, valuation of share-based compensation.
Fair value measurements
The established fair value hierarchy as defined by U.S. GAAP requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:
Level 1 Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.
Level 2 Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Level 3 Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The Group’s financial instruments include cash and cash equivalents, time deposits with maturities between three months and one year included in short-term investments, accounts receivable, notes receivable, contract assets, amounts due from/to related parties, other receivables included in other current assets, accounts payable, notes payable, other current liabilities, and short/long-term borrowings. All carrying amounts of these short-term financial instruments measured at amortized cost approximate their fair values due to their short-term nature. The fair value of long-term borrowings is approximate to their carry amounts because the annual interest rates of such borrowings are the similar to the prevailing market annual interest rate.
The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.
As of December 31, 2024 (audited)
	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB
Short-term investments – structured financial products	—	362,195	—
As of June 30, 2025 (unaudited)
	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB
Short-term investments – structured financial products	—	110,514	—
The structured financial products with commercial banks in the PRC are financial instruments with variable interest rates indexed mainly to exchange rates and/or price of commodities. In accordance with ASC 820, Fair Value Measurement, the Group elected the fair value option at the date of initial recognition to measure structured financial products at fair value on a recurring basis with changes in the fair value are recorded as interest income in the condensed consolidated statement of operations and comprehensive (loss) income. The fair values of these structured financial products were using Level 2 significant other observable input by applying the interest rate implied by the current quotation of underlying indices. For the six months ended June 30, 2024 and 2025, the Group recorded fair value changes of short-term investments of RMB10,110 (unaudited) and RMB1,994 (unaudited) as interest income in the condensed consolidated statement of operations and comprehensive (loss) income, respectively.
Revenue recognition
The Group recognizes revenue from sales of LiDAR products and other products at a point in time when control of the products is transferred to the customers, which generally occurs upon delivery according to the terms of the underlying contracts. Product sales to certain customers may require customer acceptance due to performance acceptance criteria that is considered more than a formality. For these product sales, revenue is recognized upon the expiration of the customer acceptance period. The Group’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit, and therefore the Group does not estimate returns. The Group’s standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of products

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
upon delivery to the customers or upon expiration of the customer acceptance period. Revenue is measured as the amount of consideration expect to receive in exchange for transferring the promised goods, adjusted for any variable consideration such as price concessions or annual price adjustments as estimated at contract inception. The Group estimate variable consideration at the most likely amount they will receive from customers and reduce revenues recognized accordingly. The Group includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Group estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of their anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Group. The Group adjusts the estimate of revenue at the earlier of when the value of consideration they expect to receive changes or when the consideration becomes fixed. Amounts billed to customers for shipping and handling are included in revenue. Taxes collected from customers and remitted to governmental authorities are excluded from revenue on the net basis of accounting. Accounts receivables are due under normal trade terms, typically within 30 to 90 days.
For LiDAR solution that the Group offers customers with a combination of hardware, software, deployment and professional services and engineering design, development and validation service projects, control of the goods and services may be transferred over time or at a point in time depending on the terms of the contract. Control of the goods and services is transferred over time when the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. The Group recognizes revenue over time using an input method based on contract cost incurred to date compared to total estimated contract cost (cost-to-cost) as the services are provided. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.
The Group typically provides standard product warranties on LiDARs. For LiDARs used in Robotics market, such warranties last one or two years. For those used in advanced driver assistance system market, such warranties cover five years or 100 thousand kilometers, whichever comes first. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. The Group accrues estimated future warranty costs and charges to cost of revenues in the period that the related revenue is recognized. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products. The Group also provides extended warranties as a service for an additional term ranging one to two additional years. For service type extended warranty contracts, the Group allocates revenue to this performance obligation on a relative standalone selling price basis and recognizes the revenue ratably over time during the effective period of the services. The Group recognized RMB5,719 (unaudited) and RMB3,006 (unaudited) for extended warranty services, for the six months ended June 30, 2024 and 2025, respectively.
Changes in the Group’s accrued warranty liability was as follows:
	For the six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)
Balance as of the beginning of the period	28,425	43,607
Warranty provision	11,416	20,264
Consumption	(6,314)	(6,266)
Balance as of the end of the period	33,527	57,605
Segment
The Chief Executive Officer, Chief Scientist and Chief Technology Officer, namely the “Founding Shareholders”, are identified as the chief operating decision maker (“CODM”).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
The Group operates in one operating segment, which includes all activities related to the development, manufacturing, and delivery of LiDAR products. The determination of a single operating segment is consistent with the condensed consolidated financial information regularly provided to the Group’s CODM.
As a single reportable segment entity, segment asset information is not used by the CODM to allocate resources. The measure used by CODM to assess performance and make operating decisions is net loss as reported on the Group’s consolidated statements of operations. The CODM uses performance measure to monitor budget versus actual results. See Note 18 for a description of the Group’s disaggregated revenues by product line and geographic location.
Further, the CODM reviews and utilizes cost of revenues which are presented in the Group’s consolidated statements to manage the Group’s operation. Additional disaggregated significant segment expenses that are not separately presented on the Group’s consolidated statements of operations, are presented below for disaggregated payroll expenses recorded in sales and marketing expenses, general and administrative expenses and research and development expenses which are independently reviewed by our CODM.
The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM:
	For the six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)
Net Revenues	817,982	1,231,690
Less:
Cost of revenues	471,934	711,977
Payroll expenses in sales and marketing expenses*	63,589	70,067
Payroll expenses in general and administrative expenses	75,658	62,250
Payroll expenses in research and development expenses	274,247	269,330
Other segment items**	111,538	91,529
Net (loss) income	(178,984)	26,537

*
Payroll expenses mainly consist of salaries, bonus, defined contribution plans, other social insurances, share-based compensation and other employee benefits.

**
Other segment items primarily include other operating income, net, interest income, interest expenses, other income (loss), net and professional service expenses as reported in Group’s condensed consolidated statement of operations.

Concentration of risks
Concentration of credit risk
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, contract assets, amount due from related parties, and prepayments and other current assets.
The Group places its cash and cash equivalents and short-term investments in various financial institutions in the PRC, Hong Kong Special Administrative Region, and the United States. The Group believes that no significant credit risk exists as all of the Group’s cash and cash equivalents are held with financial institutions that Group’s management believes to be high credit quality.
Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from the customers. The Group conducts credit evaluations of customers to whom credit terms are extended.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
The Group establishes an allowance for credit losses based on CECL model developed by the Group, which considers historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.
Prepayments and other current assets mainly consist of deposits of rent, and prepaid expenses, which can be applied for deduction of future payments for expenses. The Group has no significant concentrations of credit risk with respect to its prepayments and other current assets.
Concentration of customers
The following customers accounted for 10% or more of revenue for the six months ended June 30, 2024 and 2025:
	For the six months ended June 30,
	2024	2025
	(unaudited)	(unaudited)
Customer A	32.4%	23.7%
Customer B	*	21.0%
The following customers accounted for 10% or more of the Group’s accounts receivable and contract assets as of December 31, 2024 and June 30, 2025:
	As of December 31, 2024	As of June 30, 2025
	(audited)	(unaudited)
Customer A	23.5%	27.7%
Customer B	16.8%	14.0%
Customer C	11.8%	*
Convenience translation
The Group’s business is primarily conducted in China and most of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US$ using the then current exchange rates, for the convenience of the readers. Translations of balances in the condensed consolidated balance sheet, condensed consolidated statement of operations and comprehensive (loss) income and condensed consolidated statement of cash flows from RMB into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1636 representing the noon buying rate set forth in the H.10 statistical release of the United States as of June 30, 2025.
3.   SHORT-TERM INVESTMENTS
The following table summarizes the Group’s balances of short-term investments:
	As of December 31, 2024	As of June 30, 2025
	RMB (audited)	RMB (unaudited)
Structured bank financial products	362,195	110,514

4.   ACCOUNTS RECEIVABLE, NET
Accounts receivable and expected credit losses as of December 31, 2024 and June 30, 2025 are as follows:
	As of December 31, 2024	As of June 30, 2025
	RMB (audited)	RMB (unaudited)
Accounts receivable	819,999	1,116,585
Less: allowance for expected credit losses	(54,972)	(59,213)
Total accounts receivable, net	765,027	1,057,372
The roll-forward of the allowance for credit losses related to accounts receivable for the year ended December 31, 2024 and the six months ended June 30, 2025 consists of the following activity:
	For the year ended December 31, 2024	For the six months ended June 30, 2025
	RMB (audited)	RMB (unaudited)
Balance at beginning of year/period	49,132	54,972
Provision for expected credit losses	5,840	7,862
Write-off	—	(3,621)
Balance at end of year/period	54,972	59,213
5.   INVENTORIES
	As of December 31, 2024	As of June 30, 2025
	RMB (audited)	RMB (unaudited)
Raw materials	191,578	333,231
Work-in-process	225,726	195,970
Finished goods	64,833	70,051
Inventories	482,137	599,252
Inventory write-off was RMB25,900 (unaudited) and RMB18,333 (unaudited) respectively, for the six months ended June 30, 2024 and 2025.
6.   PREPAYMENTS AND OTHER CURRENT ASSETS, NET
Prepayments and other current assets, as of December 31, 2024 and June 30, 2025 were as follows:
	As of December 31, 2024	As of June 30, 2025
	RMB (audited)	RMB (unaudited)
Advances to suppliers	112,385	151,158
Deposits	11,033	10,897
Prepaid expenses	23,076	46,661
Value-added tax recoverable	28,468	45,611
Others	18,486	19,450
Total	193,448	273,777

7.   PROPERTY AND EQUIPMENT, NET
Property and equipment, as of December 31, 2024 and June 30, 2025 are as follows:
	As of December 31, 2024	As of June 30, 2025
	RMB (audited)	RMB (unaudited)
Cost
Land	39,312	41,902
Buildings	342,673	342,717
Electronic equipment	139,418	184,656
Leasehold improvements	81,431	89,822
Machinery and equipment	350,483	393,044
Furniture and fixture	193,190	200,427
Transportation vehicles	6,487	8,024
Total cost	1,152,994	1,260,592
Less: Accumulated depreciation	(274,177)	(340,722)
Property and equipment, net	878,817	919,870
Construction in Progress	65,401	94,561
Total	944,218	1,014,431
The buildings as of June 30, 2025 represents the Group’s new research, development and intelligent manufacturing center in Shanghai, PRC. The Group completed the construction of this center and put it into use in January 2024. Construction in progress as of June 30, 2025 represents the Group’s renovation and upgrade of certain production line in Hertz factory. Depreciation expenses were RMB58,512 (unaudited) and RMB67,628 (unaudited) for the six months ended June 30, 2024 and 2025, respectively.
8.   LONG-TERM INVESTMENTS
	As of December 31, 2024	As of June 30, 2025
	RMB (audited)	RMB (unaudited)
Investments in equity securities without readily determinable fair value	30,000	130,000
Investments in equity method investee	1,798	1,776
Total	31,798	131,776
In April 2025, the Company, through a partnership, indirectly subscribed approximately 10% equity interest in an early-stage technological company (the “Investee”), an associate of Founding Shareholders of the Group, for a cash consideration of US$13.9 million, equivalent to approximately RMB100,000. The Group recorded this investment in equity securities without readily determinable fair value.

9.   BORROWINGS
The short-term and long-term borrowings as of December 31, 2024 and June 30, 2025 were as follows:
	As of December 31, 2024	As of June 30, 2025
	RMB (audited)	RMB (unaudited)
Short-term borrowings:
Short-term bank borrowings	148,800	51,776
Secured bank borrowings related to discounted intercompany notes receivable	80,000	310,000
Long-term bank borrowings, current portion	116,453	116,454
Total	345,253	478,230
Long-term borrowings:
Long-term bank borrowings	269,438	273,435
The principal maturities of the long-term borrowings as of December 31, 2024 and June 30, 2025 are as follows:
	As of December 31, 2024	As of June 30, 2025
	RMB (audited)	RMB (unaudited)
2026	116,453	58,227
2027	119,355	119,355
2028 and after	33,630	95,853
Total	269,438	273,435
10.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities as of December 31, 2024 and June 30, 2025 are as follows:
	As of December 31, 2024	As of June 30, 2025
	RMB (audited)	RMB (unaudited)
Salaries and welfare payables	232,927	131,363
Payables for purchase of property and equipment	124,333	118,185
Accrued expenses	111,877	65,209
Current portion of operating lease liabilities	16,103	21,933
VAT and other tax payables	28,563	26,736
Advances from employees	2,923	2,525
Total	516,726	365,951

11.   LEASES
The Group has operating leases for offices and factories. For the six months ended June 30, 2024 and 2025, operating lease expenses were RMB26,727 (unaudited) and RMB10,502 (unaudited), respectively.
The maturities of lease liabilities as of December 31, 2024 and June 30, 2025 were as follows:
	As of December 31, 2024	As of June 30, 2025
	RMB (audited)	RMB (unaudited)
2025	18,963	12,227
2026	24,672	24,411
2027	24,672	24,411
2028	27,139	23,799
2029	27,139	20,352
Total lease payment	122,585	105,200
Less: imputed interest	(8,112)	(5,954)
Present value of minimum operating lease payments	114,473	99,246
Less: Current operating lease liabilities	(16,103)	(21,933)
Long-term operating lease liabilities	98,370	77,313
12.   NET REVENUES
The following table presents the Group’s net revenues for the six months ended June 30, 2024 and 2025.
	For the six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)
Product revenues
Revenue from LiDAR products	759,881	1,205,621
Other product revenues	3,662	4,467
Service revenues
Engineering design, development and validation services	47,419	16,843
Other services	7,020	4,759
Total	817,982	1,231,690
The following table summarizes the Group’s revenues recognized at a point in time or over time.
	For the six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)
Revenue recognized at a point of time	817,982	1,231,690

12.   NET REVENUES (continued)
The following table summarizes the Group’s revenues disaggregated by the different geographic location.
	For the six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)
Revenue by geographic location
Mainland China	527,895	998,299
North America	146,419	142,906
Europe	110,057	59,599
Other regions	33,611	30,886
Total	817,982	1,231,690
13.   SHARE-BASED COMPENSATION
Employee share options
On March 10, April 22 and May 26, 2025 under the 2021 Plan, the Company granted 1,228,800 share options to certain employees, the vesting schedule of the awards include:
1)
Twenty-five percent (25%) of the 1,186,212 options to be vested on each of the first, second, third and fourth anniversaries of the vesting commencement date.

2)
One forty-eighth (1/48) of the 42,588 options to be vested on each calendar month, from the first full calendar month following the vesting commencement date though the forty-eighth (48th) month.

The binomial option pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions. The following table presents the assumptions used to estimate the fair values of the share options granted for the six months ended June 30, 2024 and 2025:
	For the six months ended June 30,
	2024	2025
	(unaudited)	(unaudited)
Expected volatility	84.00% – 86.00%	99.00% – 103.00%
Risk-free interest rate (per annum)	4.25% – 4.50%	4.10% – 4.22%
Expected dividend yield	0.00%	0.00%
Employee forfeiture rate (per annum)	7.50% – 11.30%	15.06% – 15.63%
Exercise multiples	2.50	2.50
Expected term	7.00	7.00
Fair value of underlying ordinary share (per share)	US$3.62 – 4.53	US$13.09 – 21.26
Fair value of awards on valuation date	US$3.14 – 4.44	US$11.65 – 17.11

13.   SHARE-BASED COMPENSATION (continued)
The following table summarizes the activities of the Group’s share options classified as equity for the six months ended June 30, 2025:
	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contract life	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding at January 1, 2025	9,917,509	11.52	42.10	5.41	887,259
Granted	1,228,800	21.00	93.06	—	—
Forfeited	407,283	10.89	—	—	—
Exercised	1,620,230	11.66	—	—	150,805
Outstanding at June 30, 2025	9,118,796	12.24	47.39	5.32	878,390
Vested and expected to vest as of June 30, 2025 (unaudited)	9,118,796	12.24	47.39	5.32	878,390
Exercisable as of June 30, 2025 (unaudited)	2,512,610	16.32	49.41	3.65	240,140
The weighted-average grant-date fair value of options granted during the six months ended June 30, 2024 and 2025 was RMB24.49 (unaudited) and RMB93.06 (unaudited), respectively. The total intrinsic value of options exercised during the six months ended June 30, 2024 and 2025, was RMB30,010 (unaudited) and RMB150,805 (unaudited), respectively.
Total compensation expense recognized for the six months ended June 30, 2024 and 2025 was RMB62,746 (unaudited) and RMB51,997 (unaudited), respectively.
As of June 30, 2025, there was RMB252,394 (unaudited) of unrecognized compensation expenses, which is expected to be recognized over a weighted average period of 3.07 years.
Restricted share units (“RSUs”)
On February 7, March 10 and April 22, 2025 under the 2021 Plan, the Company granted 30,608 RSUs to eligible management team, the vesting schedule of the awards include:
1)
Fifty percent (50%) of the 17,858 RSUs to be vested on each of the first and second anniversaries of the vesting commencement date.

2)
Twenty-five percent (25%) of the 12,750 RSUs to be vested on each of the first, second, third and fourth anniversaries of the vesting commencement date.

The following table summarizes the activities of the Group’s RSUs classified as equity for the six months ended June 30, 2025:
	Numbers of RSUs	Weighted average grant date fair value
		RMB
Outstanding at January 1, 2025	550,347	38.25
Granted	30,608	112.50
Forfeited	42,579	39.43
Vested	96,247	47.98
Outstanding at June 30, 2025	442,129	41.16
The weighted-average grant-date fair value of share units granted during the six months ended June 30, 2024 and 2025 was RMB28.52 (unaudited) and RMB112.50 (unaudited), respectively. The total intrinsic value of share units exercised during the six months ended June 30, 2024 and 2025 was RMB1,066 (unaudited) and RMB10,337 (unaudited), respectively.

13.   SHARE-BASED COMPENSATION (continued)
Total compensation expense recognized for the six months ended June 30, 2024 and 2025 was RMB3,216 (unaudited) and RMB3,387 (unaudited), respectively.
As of June 30, 2025, there was RMB15,753 (unaudited) of unrecognized compensation expenses, which is expected to be recognized over a weighted average period of 2.57 years.
Tandem award
In April 2024, share options were exercised and converted into equity. Total compensation expense recognized for the six months ended June 30, 2024 and 2025 was RMB332 (unaudited) and nil (unaudited), respectively.
Share-based compensation for all employee share options, restricted share units and tandem award
The Group recorded share-based compensation expense of RMB66,294 (unaudited) and RMB55,384 (unaudited) for the six months ended June 30, 2024 and 2025, respectively, which were classified in the condensed consolidated statement of operations as follows:
	For the six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)
Cost of revenues	3,933	4,258
Sales and marketing expenses	6,547	8,784
General and administrative expenses	20,419	8,756
Research and development expenses	35,395	33,586
Total	66,294	55,384
14.   RELATED PARTY TRANSACTIONS
Major related parties that transacted with the Group and their respective relationship to the Group listed as below:
Name/Identify of the related parties	Relationship
Mr. Kai Sun	Founding Shareholder
Mr. Yifan Li	Founding Shareholder
Mr. Shaoqing Xiang	Founding Shareholder
Shanghai Leyi Technology L.P.	An affiliate of the shareholder of the Group
Investee	An associate of Founding Shareholders of the Group

(a)
Other than disclosed in Note 8, for the six months ended June 30, 2024 and 2025, significant related party transactions and balances were as follows:

	For the six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)
Payment for equity acquisition consideration
Founding Shareholders and certain shareholders	—	292,721
Total	—	292,721

14.   RELATED PARTY TRANSACTIONS (continued)
	For the six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)
Subscription consideration received from shareholders
Founding Shareholders and certain shareholders	—	292,721
Total	—	292,721
(b)   Transaction with the Investee
In May 2025, the Group entered into an intellectual property licensing and transfer agreement (the “IP Licensing and Transfer Agreement”) with a subsidiary of the Investee newly acquired as disclosed in Note 8, pursuant to which (i) the subsidiary of the Investee agreed to acquire certain of the Group’s internally-generated know-how at a consideration of approximately RMB36,967, equivalent to US$5.1 million, which was determined based on the appraised value of such internally-generated know-how assessed by an independent third-party professional valuation firm, and (ii) the Group agreed to transfer such internally-generated know-how to the subsidiary of the Investee and grant to it licenses for the use for a period up to the completion of such acquisition. The transfer has been completed in August 2025.
(c)   Amounts due from related parties
The amounts represent the proceeds receivable from an affiliate of the shareholder of the Group for exercises of employee share options which are non-trade in nature. The amounts have been settled in as of June 30, 2025.
(d)   Amounts due to related parties:
	As of December 31, 2024	As of June 30, 2025
	RMB (unaudited)	RMB (unaudited)
Amounts due to related parties, net of allowance
Founding Shareholders and certain shareholders	326,256	—
An affiliate of the shareholder of the Group	8,997	—
Total	335,253	—
In May 2021, as an integrated step of the 2021 Reorganization, in order to comply with certain PRC foreign currency control rules and regulations, the Founding Shareholders and certain investors are in the process of applying for permissions to pay the subscription consideration to the Company. Once they obtained the approval to pay the subscription receivables at Cayman Company level, the Group will then settle the consideration payable for the acquisition of their equity interests in Shanghai Hesai to facilitate their payment of the subscription receivable for the ordinary shares of the Company as part of the reorganization. An amount of nil and RMB292,721 has been settled for the six months ended June 30, 2024 and 2025, respectively. The above amounts are non-trade, interest free, repayable on demand and have been settled as of June 30, 2025.

15.   (LOSSES) EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted (losses) earnings per share for the periods indicated:
	For the six months ended June 30,
	2024	2025
	RMB (unaudited)	RMB (unaudited)
Numerator
Net (loss) income attributable to ordinary shareholders of the Company – basic and diluted	(178,984)	26,537
Denominator
Weighted average number of ordinary shares outstanding-basic	128,208,174	131,937,885
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks	—	7,014,379
Weighted average number of ordinary shares outstanding-diluted	128,208,174	138,952,264
(Losses) Earnings per share – basic	(1.40)	0.20
(Losses) Earnings per share – diluted	(1.40)	0.19
For the six months ended June 30, 2024 and 2025, the following share options, restricted share units and tandem award were excluded from the calculation of diluted net (loss) income per ordinary share, as their inclusion would have been anti-dilutive for the period prescribed.
	For the six months ended June 30,
	2024	2025
	Number (unaudited)	Number (unaudited)
Shares issuable upon exercise of share options	9,641,534	141,024
Shares issuable upon vest of restricted share units	307,492	—
Shares issuable upon exercise of tandem award	60,000	—
Total	10,009,026	141,024
16.   COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments related to the manufacturing facilities.
Future minimum capital payment under non-cancellable agreements are as follows:
As of June 30, 2025
RMB (unaudited)
2025	88,376
Royalty fee commitments
The Group is obligated to make royalty payments to a third party from 2020 through 2030. The actual royalty fees for the six months ended June 30, 2024 and 2025 were RMB12,268 (unaudited) and RMB14,228 (unaudited), respectively.

16.   COMMITMENTS AND CONTINGENCIES (continued)
Contingencies
The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of June 30, 2025, the accrued contingent liability was nil.
17.   SUBSEQUENT EVENTS
The Group has the following material subsequent events from July 1, 2025 and up to the date of this report:
In August 2025, the Company, through a partnership, indirectly disposed its entire equity interest in the Investee as disclosed in Note 8 to two independent third-party investors for a cash consideration of US$38.4 million, equivalent to RMB275,286. The gain on the indirect disposal of the Investee after deduction of the related taxes and expenses would be approximately US$20.7 million, equivalent to RMB148,358.
In August 2025, the Group granted a total of 1,573, 45,101, 284,084 and 13,400 share options at the exercise price of US$0.10, US$2.60, US$4.66 and US$5.15, respectively, and 1,900 RSUs to certain employees under the 2021 Plan, with the vesting period of 4 years. Based on the Company’s preliminary assessment, the aggregate fair value of the share options and RSUs granted amounted to approximately RMB51,670.